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                                                                   Exhibit 23.2


The Board of Directors
Ansoft Corporation:

We consent to the use of our report, dated May 29, 1996, on the financial statements of Ansoft Corporation as of April 30, 1996 and 1995, and for each of the years in the three-year period ended April 30, 1996, and our report dated October 4, 1996, on the statements of net revenue and direct operating expenses of the Electronics Business Unit of MacNeal-Schwendler Corporation for the four months ended May 31, 1996, and the years ended January 31, 1996 and 1995, and the statement of fair value of net assets of the Electronics Business Unit of MacNeal-Schwendler Corporation acquired by Ansoft Corporation as of July 24, 1996, incorporated herein by reference.


Pittsburgh, Pennsylvania
November 21, 1996